SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 9, 2020

List of materials

Documents attached hereto:

i) Press release: Sony Corporation Announces Strategic Investment in Epic Games, Inc.

July 9, 2020
Sony Corporation

Sony Corporation Announces Strategic Investment in Epic Games, Inc.

Sony Corporation (“Sony”) today announced that it has agreed to make a strategic investment in Epic Games, Inc. through its wholly-owned subsidiary, Sony Corporation of America. For details, please see the attached press release.

This investment is not anticipated to have a material impact on Sony's consolidated financial results for the fiscal year ending March 31, 2021.

Epic Games Receives Strategic Investment from Sony Corporation

TOKYO and CARY, N.C. (July 9, 2020) – Sony Corporation (“Sony”) and Epic Games, Inc. (“Epic”) are pleased to announce that Sony has agreed to make a strategic investment of $250 million to acquire a minority interest in Epic through a wholly-owned subsidiary of Sony. The investment cements an already close relationship between the two companies and reinforces the shared mission to advance the state of the art in technology, entertainment, and socially-connected online services.

The investment allows Sony and Epic to aim to broaden their collaboration across Sony’s leading portfolio of entertainment assets and technology, and Epic’s social entertainment platform and digital ecosystem to create unique experiences for consumers and creators. The closing of the investment is subject to customary closing conditions, including regulatory approvals.

“Epic’s powerful technology in areas such as graphics places them at the forefront of game engine development with Unreal Engine and other innovations. There’s no better example of this than the revolutionary entertainment experience, Fortnite. Through our investment, we will explore opportunities for further collaboration with Epic to delight and bring value to consumers and the industry at large, not only in games, but also across the rapidly evolving digital entertainment landscape,” said Kenichiro Yoshida, Chairman, President and CEO, Sony Corporation.

“Sony and Epic have both built businesses at the intersection of creativity and technology, and we share a vision of real-time 3D social experiences leading to a convergence of gaming, film, and music. Together we strive to build an even more open and accessible digital ecosystem for all consumers and content creators alike,” said Tim Sweeney, Founder and CEO of Epic.

About Sony Corporation

Sony Corporation is a creative entertainment company with a solid foundation of technology. From game and network services to music, pictures, electronics, semiconductors and financial services - Sony's purpose is to fill the world with emotion through the power of creativity and technology. For more information, visit: http://www.sony.net/

About Epic Games

Founded in 1991, Epic Games (epicgames.com) is a leading interactive entertainment company and provider of 3D engine technology. Epic operates Fortnite, the world’s largest game with over 350 million accounts and 2.5 billion friend connections. Epic also develops Unreal Engine, which powers the world’s leading games and is being adopted across industries such as film and television, architecture, automotive, and manufacturing for visualization and simulation. Epic has over 2,200 employees across 35 offices worldwide with headquarters in Cary, North Carolina. Follow @EpicGames for updates.

- EOF -